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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        VISTA INFORMATION SOLUTIONS, INC.
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                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
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                         (Title of Class of Securities)

                                    928365204
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                                 (CUSIP Number)

                               ALLAN W. FULKERSON
                        CENTURY CAPITAL MANAGEMENT, INC.
                               ONE LIBERTY SQUARE
                                BOSTON, MA 02109
                                 (617) 482-3060

                                 with a copy to:

                               MATTHEW C. DALLETT
                               PALMER & DODGE LLP
                                ONE BEACON STREET
                                BOSTON, MA 02108
                                 (617) 573-0100

                      ------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 APRIL 14, 2000
                      ------------------------------------
           (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X| .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO.  928365204

                                 SCHEDULE 13D

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   1    NAME OF REPORTING PERSON
        ALAN W. FULKERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP
        NOT APPLICABLE                                                  (a) |_|
                                                                        (b) |_|
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   3    SEC USE ONLY
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   4    SOURCE OF FUNDS*
        AF
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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(D) OR 2(e) |_|
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   6    CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
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   NUMBER OF SHARES       7   SOLE VOTING POWER
  BENEFICIALLY OWNED          0 shares
   BY EACH REPORTING    -------------------------------------------------------
      PERSON WITH         8   SHARED VOTING POWER
                              7,727,000 shares
                        -------------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
                              0 shares
                        -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              7,727,000 shares
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,727,000
        shares
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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                             |_|
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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Approximately 24.08%
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  14    TYPE OR REPORT PERSON*
        IN
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.     SECURITY AND ISSUER.

      The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, par value $0.001 per share (the "Common Stock"), of Vista Information Solutions, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5060 Shoreham Place #300, San Diego, CA 92122.

ITEM 2.     IDENTITY AND BACKGROUND.

      This statement is filed by Alan W. Fulkerson with respect to shares of Common Stock of the Issuer. Mr. Fulkerson is a citizen of the United States and currently resides in Moultonboro, New Hampshire. His business address is c/o Century Capital Management, Inc., One Liberty Square, Boston, MA 02109. Mr. Fulkerson is the President and Chief Executive Officer of Century Capital Management, Inc. and is also President of CCP Capital, Inc. and a Managing Member of CCP Capital II, LLC, which are the general partners, respectively, of Century Capital Partners, L.P. ("CCP") and Century Capital Partners II, L.P. ("CCP II"), venture capital limited partnerships that are the record and/or beneficial holders of the shares of Common Stock to which this statement relates.

      During the last five years, Mr. Fulkerson has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Of the Shares that may be deemed beneficially owned by Mr. Fulkerson:
102,564 shares of the Issuer's Series A Convertible Preferred Stock, convertible into 2,016,613 shares of Common Stock, were purchased by CCP II on September 7, 1999 for $5,000,000 and (i) 100,000 shares of Series A-1 Convertible Preferred Stock, convertible into 1,008,300 shares of Common Stock, (ii) 3,000,000 shares of Series A-2 Convertible Preferred Stock, convertible into 3,024,900 shares of Common Stock, and (iii) 25,000 Series A-2 Convertible Preferred Stock Warrants, exercisable for 252,075 shares of Common Stock, were purchased by CCP II on December 14, 1999 for $10,000,000. No borrowed funds were used in connection with such purchases. In addition, Mr. Fulkerson may be deemed to beneficially own an aggregate of 1,317,135 shares of Common Stock and 107,977 shares of Common Stock issuable upon exercise of stock options and a warrant that are beneficially owned by CCP, all but 15,000 of which shares were acquired by CCP before 1999. Upon exercise of such stock options or warrants, the source and amount of the funds used to purchase such shares will be investment capital from CCP or CCP II, and no borrowed funds will be used in connection with such exercises.

ITEM 4.  PURPOSE OF TRANSACTION.

      The purpose of the acquisitions of the shares described herein was to make passive venture capital investments in the Issuer. As of the date of this Schedule, CCP II is participating in discussions with the Issuer concerning the terms of a proposed transaction between the Issuer and Fidelity National Financial, Inc., which has been publicly announced by the Issuer, including the appropriate allocation of the Issuer's equity among the current shareholders and the composition of the management of the Issuer following such a transaction. Otherwise, at the present time, Mr. Fulkerson has no plans or proposals that relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of other securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any other change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) causing any securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated above.

      As the holder of shares of Series A, Series A-1, and Series A-2 Convertible Preferred Stock of the Issuer, CCP II has certain rights, including protective voting rights, pursuant to the Issuer's certificate of incorporation. In addition, under the terms of its purchases of such Preferred Stock from the Issuer, CCP II has standard venture capital-type rights, subject to standard conditions, to participate in certain future issuances of Common Stock or securities convertible into Common Stock of the Issuer in proportion to its ownership of Common Stock at the time of the proposed issuances.

      CCP and CCP II each intend to evaluate the Issuer's business operations and prospects, as well as general economic and equity market conditions, on a continuing basis. Based on such evaluations, the plans of either such entity regarding the Issuer may change. Additionally, Richard Freeman, a stockholder of the general partner of CCP and a Managing Member of the general partner of CCP II, is currently a director of the Issuer and, accordingly, may be in a position to effect changes in the Issuer's affairs.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) On September 7, 1999, CCP II acquired preferred shares that are now convertible into 2,016,613 shares of Common Stock and on December 14, 1999, acquired preferred shares and warrants that are now convertible into or exercisable for 4,285,275 shares of Common Stock. In addition, CCP is the record or beneficial holder of an aggregate of 1,420,112 shares of Common Stock of the Issuer, consisting of (i) 1,317,135 shares of Common Stock, (ii) options to purchase 27,500 shares of Common Stock and (iii) warrants to purchase 80,477 shares of Common Stock. Beneficial ownership of all but 15,000 of the CCP shares was acquired before 1999.

      CCP and CCP II are both passive venture capital investment funds managed for the benefit of their diverse limited partner investors, and therefore have the right to receive any dividends from, or proceeds from the sale of, their respective shares. CCP Capital, Inc., the general partner of CCP, and CCP Capital II, LLC, the general partner of CCP II, have the power to direct the receipt of dividends from, or proceeds from the sale of, the shares held by the respective partnership. Century Capital Management, Inc., the investment manager of CCP , shares voting and investment power over the 1,425,112 shares held of record or beneficially by CCP with CCP Capital, Inc. The 7,727,000 shares of Common Stock described above, as to which Mr. Fulkerson may also be deemed to be a beneficial owner, are subject to the voting and investment power of CCP Capital, Inc., CCP Capital II, LLC, or Century Capital Management, Inc., respectively, entities that are controlled by Mr. Fulkerson.

      As a director or managing member of CCP Capital, Inc., CCP Capital II, LLC, and Century Capital Management, Inc., Mr. Fulkerson, along with the other directors or managing members, may be deemed to beneficially own the 7,727,000 shares of Common Stock owned in the aggregate by CCP and CCP II. However, Mr. Fulkerson disclaims any interest in any such shares except to the extent of his actual pecuniary interest.

      Of the 6,301,888 shares beneficially owned by CCP II, as to which Mr. Fulkerson may also be deemed to be the beneficial owner, 4,276,248 became beneficially owned after the last purchase of shares by CCP II and without any action on the part of Mr. Fulkerson or any of the other entities named herein, solely as a result of (i) changes in the rate at which the Preferred Stock is converted into Common Stock that were required by the anti-dilution provisions of the Issuer's certificate of incorporation during 1999 and 2000 and (ii) a vote of the shareholders of the issuer in April 2000 pursuant to which the shares of Series A-2 Preferred Stock became convertible into shares of Common Stock. Absent the additional common shares into which the Series A, A-1 and A-2 Preferred Stock became convertible as a result of these events, Mr. Fulkerson's beneficial ownership would not exceed 20%.

      (b) The following indicates the number of shares of Common Stock of the Issuer as to which Mr. Fulkerson and any other person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or direct the disposition of such shares.

            (i)   Sole power to vote or to direct the vote:

            CCP Capital, Inc.                         0
            Century Capital Management, Inc.          0
            CCP Capital II, LLC                       0
            Allan W. Fulkerson                        0

            (ii) Shared power to vote or to direct the vote:

            CCP Capital, Inc.                   1,425,112 (1)
            Century Capital Management, Inc.    1,425,112 (1)
            CCP Capital II, LLC                 6,301,888 (2)
            Allan W. Fulkerson                  7,727,000 (3)

            (iii) Sole power to dispose or to direct the disposition of:

            CCP Capital, Inc.                         0
            Century Capital Management, Inc.          0
            CCP Capital II, LLC                       0
            Allan W. Fulkerson                        0

            (iv) Shared power to dispose or to direct the disposition of:

            CCP Capital, Inc.                         1,425,112 (1)
            Century Capital Management, Inc.          1,425,112 (1)
            CCP Capital II, LLC                       6,301,888 (2)
            Allan W. Fulkerson                        7,727,000 (3)

            (1) Represents 1,317,135 shares of Common Stock of the Issuer plus the following number of shares of Common Stock of the Issuer that are issuable upon exercise of the following:

                  Stock Options                       27,500
                  Warrant                             80,477

                CCP Capital, Inc. and Century Capital Management, Inc. both disclaim beneficial ownership as to these shares except to the extent of their actual pecuniary interest therein.

            (2) Represents the following number of shares of Common Stock of the
                Issuer that are issuable upon conversion or exercise of the following:

                  Series A Convertible Preferred Stock      2,016,613
                  Series A-1 Convertible Preferred Stock    1,008,300
                  Series A-2 Convertible Preferred Stock    3,024,900
                  Series A-2 Convertible Preferred Stock Warrants    252,075

                CCP Capital II, LLC disclaims beneficial ownership as to these shares except to the extent of its actual pecuniary interest therein.

            (3) The shares described in Notes (1) and (2) are subject to the voting and investment power of CCP Capital, Inc., CCP Capital II, LLC, and Century Capital Management, Inc., as the case may be, entities controlled by Mr. Fulkerson. Mr. Fulkerson disclaims beneficial ownership as to these shares except to the extent of his actual pecuniary interest therein.

      (c)   None.

      (d) CCP and CCP II, have the right to receive any dividends from, or proceeds from the sale of, their respective shares. CCP Capital, Inc., the general partner of CCP and CCP Capital II, LLC, the general partner of CCP II, have the power to direct the receipt of dividends from, or proceeds from the sale of, the shares held by the respective partnership. Century Capital Management, Inc., the investment manager of CCP, shares voting and investment power over the 1,425,112 shares held of record or beneficially by CCP with CCP Capital, Inc.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See agreements referred to in Item 4 above.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Preferred Stock Purchase Agreement dated as of August 24, 1999 between the Issuer and the Purchasers named therein.

Exhibit 2 Preferred Stock Purchase Agreement dated as of December 10, 1999 between the Issuer and the Purchasers named therein.

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 16, 2001


                                    By:  /s/ Alan W. Fulkerson
                                         -------------------------
                                         Alan W. Fulkerson
                                         President
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                                EXHIBIT INDEX

Exhibit 1 Preferred Stock Purchase Agreement dated as of August 24, 1999 between the Issuer and the Purchasers named therein.

Exhibit 2 Preferred Stock Purchase Agreement dated as of December 10, 1999 between the Issuer and the Purchasers named therein.